As filed pursuant to Rule 424(b)(3)
                                      Registration No. 333-13179

Pricing Supplement No. 1038
(To Prospectus Supplement Dated October 25, 1996 and Prospectus Dated October 10, 1996)

XEROX CORPORATION

$150,000,000
5.91% MEDIUM-TERM NOTES DUE APRIL 1, 2037

The Medium-Term Notes of Xerox Corporation (the "Company") offered hereby (the "Notes") will mature on April 1, 2037. Interest on the Notes will be payable semiannually in arrears on April 1st and October 1st of each year, commencing October 1, 1997, through and including the date of Maturity (each an "Interest Payment Date"). The Notes are subject to repayment at the option of the Holders thereof on April 1, 1998 and every April 1st thereafter (each an "Annual Optional Repayment Date") upon at least 30 calendar days' prior written notice. If, after the early repayments at the option of the Holders of the Notes on an Annual Optional Repayment Date, the aggregate principal amount of the Notes outstanding immediately thereafter is $15,000,000 or less, the Company may elect to redeem the Notes in whole and not in part on the following Annual Optional Repayment Date upon at least 30 calendar days' prior written notice. See "Certain Terms of the Notes -- Redemption and Repayment".

The authorized denominations of the Notes will be $250,000 or any integral multiple of $5,000 in excess thereof.

The Notes will be represented by one or more global securities (the "Global Securities") registered in the name of a nominee of The Depository Trust Company, as depositary (the "DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the DTC (with respect to participants' interests) and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity (or earlier redemption or repayment) and secondary market trading for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT, OR THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    Price to       Underwriting    Proceeds to
                    Public         Discount        Company (1)

Per Note .......... 100%           0.125%          99.875%
Total ............. $150,000,000   $187,500        $149,812,500


(1) Before deducting expenses payable by the Company.

The Notes are offered subject to receipt and acceptance by Deutsche Morgan Grenfell Inc., to prior sale and to Deutsche Morgan Grenfell Inc.'s right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of DTC on or about April 1, 1997.

The date of this Pricing Supplement is March 26, 1997.

                                                     Deutsche Morgan Grenfell

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

                         CERTAIN TERMS OF THE NOTES

GENERAL

     The following description of the Notes supplements and, to the extent inconsistent therewith, supersedes the descriptions of the terms and provisions of the Notes set forth under "Description of Notes" in the accompanying Prospectus Supplement and "Description of the Debt Securities" in the accompanying Prospectus, to which reference is hereby made. Certain capitalized terms used herein are defined in such Prospectus and Prospectus Supplement.

     The Notes will mature on April 1, 2037. Interest on the Notes will be payable semiannually in arrears on April 1st and October 1st of each year, commencing October 1, 1997 (each an "Interest Payment Date"). The Regular Record Date with respect to each Interest Payment Date will be the 15th calendar day (whether or not a Business Day) prior to the corresponding Interest Payment Date. Interest on the Notes will be calculated based on a year of 360 days consisting of twelve months of 30 days each. If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next succeeding Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of the offering made hereby, "Business Day", as used herein and in the accompanying Prospectus Supplement, means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to be closed in The City of New York.

     The authorized denominations of the Notes will be $250,000 or any integral multiple of $5,000 in excess thereof.

REDEMPTION AND REPAYMENT

     The Notes are subject to repayment at the option of the Holders thereof on the Interest Payment Date occurring on April 1, 1998 and every April 1st thereafter (each an "Annual Optional Repayment Date"), at 100% of their principal amount, together with accrued interest to the date of redemption, upon at least 30 calendar days' prior written notice to the Company.

     If, after the early repayments at the option of the Holders of the Notes on an Annual Optional Repayment Date, the aggregate principal amount of the Notes outstanding immediately thereafter is $15,000,000 or less, the Company may elect to redeem the Notes in whole and not in part on the following Annual Optional Repayment Date upon at least 30 calendar days' prior written notice to the Holders thereof, at 100% of their principal amount, together with accrued interest to the date of redemption.

     For purposes of this section, if April 1st is not a Business Day, it shall be deemed to refer to the next succeeding Business Day.

                           PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Selling Agency Agreement dated October 25, 1996, as supplemented by the Terms Agreement dated March 26, 1997, the Company has agreed to sell to Deutsche Morgan Grenfell Inc. ("DMG"), as principal, and DMG has agreed to purchase from the Company all of the Notes if any are purchased. DMG proposes initially to resell the Notes to one or more investors at the public offering price set forth on the cover of this Pricing Supplement. After the initial public offering, the public offering price may be changed.

     DMG may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Rule 104 permits stabilizing bids to purchase the underlying security so long as bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify DMG against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                  PS-3